UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 23, 2026

Commission File Number: 001-42259

JBDI Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

34 Gul Crescent

Singapore 629538

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Reverse Stock Split

On June 16, 2026, JBDI Holdings Limited announced that it will effect a share consolidation (“Reverse Stock Split”) of its Ordinary Shares at a ratio of 1-for-2 and that the Reverse Stock Split was expected to be effective on or about June 25, 2026, or as soon thereafter as practicable (the “Effective Date”).

The Reverse Stock Split will be effective on June 29, 2026. The Company’s Ordinary Shares will begin trading on a Reverse Stock Split adjusted basis on the Nasdaq Capital Market as of the open of trading on June 30, 2026 under the existing ticker symbol “JBDI.” The purpose of the Reverse Stock Split is to regain compliance with Nasdaq Listing Rule 5550(a)(2).

The Reverse Stock Split will decrease the Company’s issued and outstanding Ordinary Shares from 19,029,064 (plus 758,436 treasury shares) to approximately 9,514,532 Ordinary Shares (plus 379,218 treasury shares). The par value of the Ordinary Shares will be increased from $0.0005 to $0.001 per share.

No fractional shares will be issued as a result of the Reverse Stock Split. Any fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share at the participant level.

Exhibits

None

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2026	JBDI Holdings Limited

	By:	/s/ Mr. Lim Chwee Poh
	Name:	Mr. Lim Chwee Poh
	Title:	Executive Director and Principal Executive Officer

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